# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Jet.AI Inc., CIK 0001861622
CUSIP: 47714H308
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 10845 GRIFFITH PEAK DR.,, 10845 GRIFFITH PEAK DR.,, LAS VEGAS, Nevada (NV), 89135
Date of event which requires filing of this statement: 02/05/2026
Amends the filing with accession number 0002109294-26-000001
Filed by CIK 0002109294
Persons authorized to receive notices and communications: Vladimir Anatolevich Semenikhi, Royal Amwaj Crescent Road Palm Jumeirah, Dubai, United Arab Emirates (C0), 99999, 0607934471

## Reporting persons
- Semenikhin Vladimir Anatolevich (CIK 0002109294): type of reporting person: individual (IN); citizenship or place of organization: Malta (O1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 3,950,000; shared voting power 3,950,000; sole dispositive power 3,950,000; shared dispositive power 3,950,000; aggregate amount beneficially owned 3,950,000 (8.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Jet.AI Inc.
Address of issuer's principal executive offices: 10845 GRIFFITH PEAK DR.,, 10845 GRIFFITH PEAK DR.,, LAS VEGAS, Nevada (NV), 89135

## Item 2. Identity and Background
Name of person filing: Vladimir Anatolevich Semenikhin
Residence or business address: Royal Amwaj Crescent Road Palm Jumeirah Dubai UAE
Present principal occupation or employment: Director Sello Dorado FZCO DSO IFZA Dubai Digital Park Dubai Silicon Oasis
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: Malta

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The aggregate purchase price of the Shares was approximately $1.6 million. The funds used to acquire the Shares were the Reporting Person's personal funds, including cash received from dividends and distributions from entities owned or controlled by the Reporting Person. No funds were borrowed or obtained from any third party in connection with the acquisition of the Shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the Shares based on a review of publicly available information and believes that the Shares are materially undervalued.

The Reporting Person is concerned that the Issuer is currently conducting equity issuances pursuant to its at the market offering program during a period of significant share price volatility and at prices that, in the Reporting Person view, may not reflect the Issuer intrinsic value, resulting in substantial and potentially irreversible dilution to existing shareholders. The Reporting Person believes that the timing, pricing, and scale of such issuances warrant heightened scrutiny by the Issuer board of directors in light of their impact on shareholder value.

The Reporting Person is further concerned that such equity issuances are occurring contemporaneously with the Issuer pursuit of strategic initiatives and executive compensation arrangements that may provide for material cash bonuses of up to $3 million or similar compensation to members of management for a $13.2 million potential transaction with FlyExclusive. The Reporting Person believes that these arrangements may create conflicts of interest that influence capital allocation decisions, including the timing, pricing and structure of equity issuances.

The Reporting Person believes that decisions relating to capital allocation, equity issuance and the evaluation of strategic or transactional alternatives should be conducted through a process that appropriately addresses potential conflicts of interests and ensures alignment between management incentives and the long-term interests of shareholders, including through independent oversight by the board of directors.

Accordingly, the Reporting Person intends to engage in discussions with the Issuer management and board of directors regarding capital allocation practices, executive compensation arrangements, potential conflicts of interest and strategic alternatives. The Reporting Person is evaluating actions intended to protect and enhance shareholder value, which may include, without limitation, seeking representation on the Issuer board of directors, communicating with other shareholders, soliciting proxies, proposing changes to the Issuer governance or compensation practices and evaluating strategic or transactional alternatives involving the Issuer securities.

As part of this evaluation, the Reporting person is actively assessing the potential for a tender offer or other transaction involving the Issuer securities. Such assessment is being conducted in light of, among other factors, the Issuer ongoing equity issuances pursuant to its at the market offering program, the timing and pricing of such issuances during periods of elevated volatility, the Issuer capital allocation practices, management incentive arrangements in connection with strategic initiatives or transactions, and the Reporting Person assessment of the Issuer intrinsic value. Any such tender offer or transaction, if pursued, could be for any amount of the Issuer outstanding securities and may be structured as a partial or full offer, subject to market conditions, financing availability, regulatory considerations, and other factors the Reporting Person deems relevant. The Reporting Person has not determined whether or when to pursue any such transaction and reserves the right to modify, suspend or abandon any such evaluation at any time.

The Reporting Person reserves to right to take any actions permitted by law to further these objectives. Any such actions may be subject to change based on market conditions, discussions with the Issuer or other shareholders, financing availability and other factors the Reporting Person deems relevant.

Except as described above, the Reporting person does not currently have plans or proposals that would result in any of the actions described in Items 4 a-j of Schedule 13D, but reserves the right to formulate such plans or proposals at any time. The Reporting Person may at any time reevaluate his investment and may acquire additional Shares, dispose of some or all of the Shares, or take other actions as he deems appropriate, depending on market conditions, liquidity needs, and developments relating to the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Person beneficially owns 3950000 shares of common stock of the Issuer, representing approximately
8.7% of the outstanding shares of common stock of the Issuer, based on 45478249 shares outstanding as reported in the Issuer's Form S-3 filled on 28th January 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting power and sole dispositive power with respect to 3950000 shares.
Transactions in the class effected during the past sixty days:
The Reporting Person effected the following transactions in the Share during the past 60 days (aggregated by date), all of which were open market transactions:

Date: 13/01/26 Number of Shares: 1.774.000 Price per Share: 0.41Transaction: Purchase
Date: 14/01/26 Number of Shares: 1.790.016 Price per Share: 0.485 Transaction: Purchase
Date: 15/01/26 Number of Shares: 164.016 Price per Share: 0.47 Transaction: Sell
Date: 02/02/26 Number of Shares: 550.000 Price per Share: 0.18 Transaction: Purchase
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Person is not a party to any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- Semenikhin Vladimir Anatolevich: Semenikhin Vladimir Anatolevich, Semenikhin Vladimir Anatolevich (02/06/2026)